Bangkok Bank
ธนาคารกรุงเทพ

07028337

November 14, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
NOV 26 2007
WASH, D.C. 200 SECTION

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 3rd quarter 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

SUPPL

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

(acting)

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

11/30

cc. Dr. Piyapan Tayanithi, Executive Vice President

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at September 30, 2007, and the related consolidated and the separate statements of income for the quarters and nine-month periods ended September 2007 and 2006, and the related consolidated and the separate statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2007 and 2006. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the separate financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the separate financial statements (before restated) for the year ended December 31, 2006, and expressed an unqualified opinion in our report dated February 22, 2007. The consolidated and the separate balance sheets as at December 31, 2006, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon.

As discussed in Note 3 to the financial statements, for the quarter and nine-month period ended September 30, 2007 the Bank changed its accounting policy for investments in subsidiaries and associated companies from the equity method to cost method for the separate financial statements in accordance with the Notification of Federation of Accounting Professions, and retroactively restated the separate statements of income for the quarter and nine-month period ended September 30, 2006, the separate statements of changes in shareholders' equity and cash flows for nine-month period ended September 30, 2006 and the separate balance sheet as at December 31, 2006 for the change in such accounting policy. We have audited the adjustments that were applied to restate the separate financial statements for the year ended December 31, 2006. In our opinion, such adjustments are appropriate and have been reasonably applied to the separate financial statements.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
November 8, 2007

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006 (Restated)
ASSETS				
CASH	26,467,112	33,114,862	26,354,936	33,071,895
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	27,610,891	6,588,873	26,855,371	5,800,631
Non-interest bearing	16,092,622	9,034,939	15,224,110	9,017,082
Foreign items				
Interest bearing	132,098,309	134,559,899	126,978,395	133,463,139
Non-interest bearing	5,878,271	5,378,491	5,635,225	5,131,794
Total interbank and money market items, net	181,680,093	155,562,202	174,693,101	153,412,646
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	3,000,000	32,000,000	3,000,000	32,000,000
INVESTMENTS (Note 5.2)				
Current investments, net	150,206,094	117,691,284	148,994,910	116,108,296
Long-term investments, net	174,611,426	173,140,398	174,133,897	172,861,814
Investments in subsidiaries and associated companies, net	317,081	220,978	5,955,912	5,909,765
Total investments, net	325,134,601	291,052,660	329,084,719	294,879,875
LOANS AND ACCRUED INTEREST RECEIVABLE (Note 5.3)				
Loans	1,001,954,575	962,070,341	995,436,974	958,386,141
Accrued interest receivable	3,008,607	3,240,468	2,998,581	3,246,006
Total loans and accrued interest receivable	1,004,963,182	965,310,809	998,435,555	961,632,147
Less Allowance for doubtful accounts (Note 4.2)	(67,014,201)	(67,034,487)	(66,640,432)	(66,806,255)
Less Revaluation allowance for debt restructuring (Note 4.3)	(4,047,290)	(4,666,816)	(4,047,290)	(4,666,816)
Total loans and accrued interest receivable, net	933,901,691	893,609,506	927,747,833	890,159,076
PROPERTIES FORECLOSED, NET	41,100,362	43,405,669	34,581,571	36,277,752
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	573,264	552,116	573,264	552,116
PREMISES AND EQUIPMENT, NET	30,450,800	31,293,256	30,275,631	31,120,745
ACCRUED INTEREST RECEIVABLE FROM INVESTMENT	3,077,315	2,167,338	3,053,235	2,145,054
DERIVATIVE REVALUATION	145,830	4,424,818	143,843	4,417,518
OTHER ASSETS, NET	5,754,501	6,416,097	5,617,304	6,314,371
TOTAL ASSETS	1,551,285,569	1,493,598,524	1,535,125,437	1,484,351,048

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,173,506,891	1,124,782,312	1,173,927,881	1,125,264,922
Deposits in foreign currencies	109,461,772	103,669,107	99,081,918	96,468,048
Total deposits	1,282,968,663	1,228,451,419	1,273,009,799	1,221,732,970
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	12,862,645	12,876,065	12,868,534	12,913,318
Non-interest bearing	2,848,164	3,260,504	2,859,353	2,913,711
Foreign items				
Interest bearing	38,660,895	30,890,079	37,282,775	30,716,650
Non-interest bearing	2,183,883	2,484,590	2,211,560	2,527,591
Total interbank and money market items, net	56,555,587	49,511,238	55,222,222	49,071,270
LIABILITIES PAYABLE ON DEMAND	4,440,319	6,208,990	4,408,348	6,179,984
BORROWINGS (Note 5.4)				
Short-term borrowings	596,743	17,359,029	114,640	17,359,029
Long-term borrowings	8,885,115	9,593,237	8,885,115	9,593,237
Total borrowings	9,481,858	26,952,266	8,999,755	26,952,266
BANK'S LIABILITIES UNDER ACCEPTANCES	573,264	552,116	573,264	552,116
INTEREST PAYABLE	9,212,446	12,382,768	9,124,352	12,333,868
OTHER LIABILITIES	24,978,806	20,624,951	22,872,239	20,792,885
TOTAL LIABILITIES	1,388,210,943	1,344,683,748	1,374,209,979	1,337,615,359

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.5)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	39,983,450	39,983,450
1,655,000 preferred shares of Baht 10 each	16,550	16,550	16,550	16,550
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	10,192,264	10,192,264
UNREALIZED INCREMENT PER PREMISES APPRAISAL	6,625,869	7,300,915	6,625,869	7,300,915
FOREIGN EXCHANGE ADJUSTMENT	(1,805,613)	(985,609)	(1,327,897)	(599,160)
UNREALIZED GAINS ON INVESTMENT	13,243,486	8,897,588	13,242,299	8,896,238
UNREALIZED LOSSES ON INVESTMENT	(1,026,535)	(1,811,094)	(1,025,306)	(1,810,526)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-
RETAINED EARNINGS (Note 5.7)				
Appropriated				
Legal reserve	12,000,000	11,000,000	12,000,000	11,000,000
Other reserves	36,500,000	26,500,000	36,500,000	26,500,000
Unappropriated	11,247,439	11,693,727	9,273,568	9,821,297
TOTAL	162,456,971	148,267,852	160,915,458	146,735,689
MINORITY INTEREST	617,655	646,924	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	163,074,626	148,914,776	160,915,458	146,735,689
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,551,285,569	1,493,598,524	1,535,125,437	1,484,351,048

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2007	As at December 31, 2006	As at September 30, 2007	As at December 31, 2006 (Restated)
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 5.8)				
AVALS TO BILLS AND GUARANTEES OF LOANS	6,507,774	9,107,913	6,257,095	9,069,187
LIABILITY UNDER UNMATURED IMPORT BILLS	11,292,052	10,125,031	11,019,501	10,011,405
LETTERS OF CREDIT	30,836,166	30,533,829	30,485,274	30,172,896
OTHER CONTINGENCIES	884,653,205	737,937,229	881,149,004	735,493,250

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	14,546,479	14,561,826	14,458,435	14,542,980
Interest on interbank and money market items	2,072,321	2,235,014	2,001,568	2,216,296
Investments	3,323,767	3,434,529	3,293,348	3,472,798
Total interest and dividend income	19,942,567	20,231,369	19,753,351	20,232,074
INTEREST EXPENSES				
Interest on deposits	6,983,717	8,233,159	6,905,997	8,190,538
Interest on interbank and money market items	648,106	370,696	613,304	365,775
Interest on short-term borrowings	15,436	383,422	18,210	386,831
Interest on long-term borrowings	349,115	390,992	349,115	390,992
Total interest expenses	7,996,374	9,378,269	7,886,626	9,334,136
NET INTEREST AND DIVIDEND INCOME	11,946,193	10,853,100	11,866,725	10,897,938
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.2)	1,504,345	1,738,542	1,396,627	1,729,903
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(186,817)	(517,252)	(186,817)	(517,252)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	10,628,665	9,631,810	10,656,915	9,685,287
NON-INTEREST INCOME				
Gain (loss) on investments, net	(92,567)	381,653	(97,698)	366,497
Equity in undistributed net income of associated companies	46,250	8,084	-	-
Fees and service income				
Acceptances, aval and guarantees	24,456	40,080	24,456	40,080
Others	4,390,192	3,932,367	4,065,360	3,725,963
Gain on exchange, net	1,092,480	949,939	1,076,616	934,440
Gain on disposal of assets	342,514	293,752	248,490	293,930
Other income	96,501	301,605	103,895	288,582
Total non-interest income	5,899,826	5,907,480	5,421,119	5,649,492
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	16,528,491	15,539,290	16,078,034	15,334,779

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
NON-INTEREST EXPENSES				
Personnel expenses	3,028,381	2,737,567	2,864,273	2,627,271
Premises and equipment expenses	1,643,891	1,462,541	1,600,658	1,428,592
Taxes and duties	735,102	719,070	729,113	675,095
Fees and service expenses	876,869	808,542	860,790	796,720
Directors' remuneration	18,303	11,939	17,100	10,950
Contributions to the Financial Institutions Development Fund	1,203,557	1,163,300	1,203,557	1,163,300
Loss on assets transferred to TAMC (Note 5.3.3)	-	2,760,855	-	2,760,855
Other expenses	1,384,693	1,089,064	1,345,169	1,051,761
Total non-interest expenses	8,890,796	10,752,878	8,620,660	10,514,544
INCOME BEFORE INCOME TAX	7,637,695	4,786,412	7,457,374	4,820,235
INCOME TAX EXPENSES (Note 5.12)	2,449,671	539,305	2,417,011	546,614
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	5,188,024	4,247,107	5,040,363	4,273,621
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	34,969	14,446	-	-
NET INCOME	5,153,055	4,232,661	5,040,363	4,273,621
BASIC EARNINGS PER SHARE BAHT	2.70	2.22	2.64	2.24
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	43,847,596	40,725,899	43,647,213	40,672,525
Interest on interbank and money market items	6,481,824	5,716,981	6,355,687	5,651,951
Investments	10,009,334	9,490,569	9,995,561	9,468,759
Total interest and dividend income	60,338,754	55,933,449	59,998,461	55,793,235
INTEREST EXPENSES				
Interest on deposits	22,808,422	19,712,102	22,611,441	19,586,257
Interest on interbank and money market items	1,149,046	1,204,361	1,106,760	1,182,885
Interest on short-term borrowings	491,513	819,899	500,837	832,149
Interest on long-term borrowings	1,080,063	1,502,699	1,080,063	1,502,699
Total interest expenses	25,529,044	23,239,061	25,299,101	23,103,990
NET INTEREST AND DIVIDEND INCOME	34,809,710	32,694,388	34,699,360	32,689,245
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.2)	4,673,580	3,714,067	4,527,412	3,686,891
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(575,816)	304,308	(575,816)	304,308
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	30,711,946	28,676,013	30,747,764	28,698,046
NON-INTEREST INCOME				
Gain on investments, net	1,599,103	2,377,559	1,574,408	1,530,480
Equity in undistributed net income of associated companies	88,967	74,903	-	-
Fees and service income				
Acceptances, aval and guarantees	61,231	113,565	61,231	113,565
Others	12,203,489	11,504,837	11,470,023	10,819,375
Gain on exchange, net	2,851,350	2,701,186	2,811,623	2,660,422
Gain on disposal of assets	882,679	1,056,030	777,523	1,062,780
Other income	287,067	598,779	274,664	591,822
Total non-interest income	17,973,886	18,426,859	16,969,472	16,778,444
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	48,685,832	47,102,872	47,717,236	45,476,490

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
NON-INTEREST EXPENSES				
Personnel expenses	8,877,531	8,219,264	8,484,268	7,844,135
Premises and equipment expenses	4,707,567	4,613,844	4,591,865	4,507,837
Taxes and duties	2,406,720	2,273,952	2,357,207	2,199,645
Fees and service expenses	2,773,737	2,471,753	2,735,777	2,439,789
Directors' remuneration	63,435	42,864	59,400	40,050
Contributions to the Financial Institutions Development Fund	3,512,680	3,339,614	3,512,680	3,339,614
Loss on assets transferred to TAMC (Note 5.3.3)	-	2,760,855	-	2,760,855
Other expenses	3,851,984	4,806,510	3,726,001	4,578,972
Total non-interest expenses	26,193,654	28,528,656	25,467,198	27,710,897
INCOME BEFORE INCOME TAX	22,492,178	18,574,216	22,250,038	17,765,593
INCOME TAX EXPENSES (Note 5.12)	7,284,089	4,700,976	7,223,494	4,561,305
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	15,208,089	13,873,240	15,026,544	13,204,288
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	80,105	66,290	-	-
NET INCOME	15,127,984	13,806,950	15,026,544	13,204,288
BASIC EARNINGS PER SHARE BAHT	7.93	7.23	7.87	6.92
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht :

CONSOLIDATED FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment
Beginning balance as at January 1, 2006	19,088,429	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)
Unrealized increment per premises appraisal	-	-	-	(738,102)	-	-	-
Unrealized gains (losses) on investment	-	-	-	-	-	(148,986)	(95,819)
Foreign exchange adjustment	-	-	-	-	(1,650,374)	-	-
Net gain (loss) not recognised in the statement of income	-	-	-	(738,102)	(1,650,374)	(148,986)	(95,819)
Net income	-	-	-	-	-	-	-
Appropriation for the previous year							
Dividends paid (Note 5.7)	-	-	-	-	-	-	-
Legal reserve (Note 5.7)	-	-	-	-	-	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-
Appropriation for the current year							
Dividend paid (Note 5.7)	-	-	-	-	-	-	-
Legal reserve (Note 5.7)	-	-	-	-	-	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-
Realized increment of assets appraisal	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Ending balance as at September 30, 2006	19,088,429	56,346,232	10,192,264	7,528,403	(442,568)	11,104,119	(1,931,876)
Beginning balance as at January 1, 2007	19,088,429	56,346,232	10,192,264	7,300,915	(985,609)	8,897,588	(1,811,094)
Unrealized increment per premises appraisal	-	-	-	(675,046)	-	-	-
Unrealized gains (losses) on investment	-	-	-	-	-	4,345,898	784,559
Foreign exchange adjustment	-	-	-	-	(820,004)	-	-
Net gain (loss) not recognised in the statement of income	-	-	-	(675,046)	(820,004)	4,345,898	784,559
Net income	-	-	-	-	-	-	-
Appropriation for the previous year							
Dividend paid (Note 5.7)	-	-	-	-	-	-	-
Legal reserve (Note 5.7)	-	-	-	-	-	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-
Appropriation for the current year							
Dividend paid (Note 5.7)	-	-	-	-	-	-	-
Legal reserve (Note 5.7)	-	-	-	-	-	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Ending balance as at September 30, 2007	19,088,429	56,346,232	10,192,264	6,625,869	(1,805,613)	13,243,486	(1,026,535)

	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2006	45,400	10,000,000	15,000,000	9,668,278	576,243	139,808,
Unrealized increment per premises appraisal	-	-	-	-	-	(738,
Unrealized gains (losses) on investment	-	-	-	-	-	(244,
Foreign exchange adjustment	-	-	-	-	-	(1,650.
Net gain (loss) not recognised in the statement of income	-	-	-	-	-	(2,633,
Net income	-	-	-	13,806,950	-	13,806,
Appropriation for the previous year						
Dividends paid (Note 5.7)	-	-	-	(2,386,053)	-	(2,386.
Legal reserve (Note 5.7)	-	500,000	-	(500,000)	-	
Other reserves (Note 5.7)	-	-	6,500,000	(6,500,000)	-	
Appropriation for the current year						
Dividend paid (Note 5.7)	-	-	-	(1,908,843)	-	(1,908,
Legal reserve (Note 5.7)	-	500,000	-	(500,000)	-	
Other reserves (Note 5.7)	-	-	5,000,000	(5,000,000)	-	
Depreciation of building appraisal	-	-	-	676,514	-	676.
Realized increment of assets appraisal	-	-	-	61,588	-	61.
Minority interest	-	-	-	-	16,994	16.
Ending balance as at September 30, 2006	45,400	11,000,000	26,500,000	7,418,434	593,237	147,442.
Beginning balance as at January 1, 2007	45,400	11,000,000	26,500,000	11,693,727	646,924	148,914
Unrealized increment per premises appraisal	-	-	-	-	-	(675
Unrealized gains (losses) on investment	-	-	-	-	-	5,130
Foreign exchange adjustment	-	-	-	-	-	(820
Net gain (loss) not recognised in the statement of income	-	-	-	-	-	3,635
Net income	-	-	-	15,127,984	-	15,127
Appropriation for the previous year						
Dividend paid (Note 5.7)	-	-	-	(3,340,475)	-	(3,340
Legal reserve (Note 5.7)	-	500,000	-	(500,000)	-	
Other reserves (Note 5.7)	-	-	5,000,000	(5,000,000)	-	
Appropriation for the current year						
Dividend paid (Note 5.7)	-	-	-	(1,908,843)	-	(1,908
Legal reserve (Note 5.7)	-	500,000	-	(500,000)	-	
Other reserves (Note 5.7)	-	-	5,000,000	(5,000,000)	-	
Depreciation of building appraisal	-	-	-	675,046	-	675
Minority interest	-	-	-	-	(29,269)	(29
Ending balance as at September 30, 2007	45,400	12,000,000	36,500,000	11,247,439	617,655	163,074

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht : '000

SEPARATE FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Retained Earnings Unappropriated	Total
Beginning balance as at January 1, 2006 before adjustment	19,088,429	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	10,000,000	15,000,000	9,668,278	139,231,962
Adjustment for the previous year (Note 3)	-	-	-	-	75,248	(3,870)	1,513	(45,400)	-	-	(877,838)	(850,347)
Beginning balance after adjustment	19,088,429	56,346,232	10,192,264	8,266,505	1,283,054	11,249,235	(1,834,544)	-	10,000,000	15,000,000	8,790,440	138,381,615
Unrealized increment per premises appraisal	-	-	-	(738,102)	-	-	-	-	-	-	-	(738,102)
Unrealized gains (losses) on investment	-	-	-	-	-	(146,718)	(95,869)	-	-	-	-	(242,587)
Foreign exchange adjustment	-	-	-	-	(1,369,477)	-	-	-	-	-	-	(1,369,477)
Net gain (loss) not recognised in the statement of income	-	-	-	(738,102)	(1,369,477)	(146,718)	(95,869)	-	-	-	-	(2,350,166)
Net income	-	-	-	-	-	-	-	-	-	-	13,204,288	13,204,288
Appropriation for the previous year												
Dividend paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	(2,386,053)	(2,386,053)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-
Appropriation for the current year												
Dividend paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	676,514	676,514
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	61,588	61,588
Ending balance as at September 30, 2006	19,088,429	56,346,232	10,192,264	7,528,403	(86,423)	11,102,517	(1,930,413)	-	11,000,000	26,500,000	5,937,934	145,678,943
Beginning balance as at January 1, 2007 before adjustment	19,088,429	56,346,232	10,192,264	7,300,915	(985,608)	8,897,587	(1,811,094)	45,400	11,000,000	26,500,000	11,693,727	148,267,852
Adjustment for the previous year (Note 3)	-	-	-	-	386,448	(1,349)	568	(45,400)	-	-	(1,872,430)	(1,532,163)
Beginning balance after adjustment	19,088,429	56,346,232	10,192,264	7,300,915	(599,160)	8,896,238	(1,810,526)	-	11,000,000	26,500,000	9,821,297	146,735,689
Unrealized increment per premises appraisal	-	-	-	(675,046)	-	-	-	-	-	-	-	(675,046)
Unrealized gains (losses) on investment	-	-	-	-	-	4,346,061	785,220	-	-	-	-	5,131,281
Foreign exchange adjustment	-	-	-	-	(728,737)	-	-	-	-	-	-	(728,737)
Net gain (loss) not recognised in the statement of income	-	-	-	(675,046)	(728,737)	4,346,061	785,220	-	-	-	-	3,727,498
Net income	-	-	-	-	-	-	-	-	-	-	15,026,544	15,026,544
Appropriation for the previous year												
Dividend paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	(3,340,475)	(3,340,475)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Appropriation for the current year												
Dividend paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	675,045	675,045
Ending balance as at September 30, 2007	19,088,429	56,346,232	10,192,264	6,625,869	(1,327,897)	13,242,299	(1,025,306)	-	12,000,000	36,500,000	9,273,568	160,915,458

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	15,127,984	13,806,950	15,026,544	13,204,288
Items to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	2,620,353	3,103,826	2,584,370	3,070,490
Bad debt and doubtful accounts	4,673,580	3,714,067	4,527,412	3,686,891
Loss on debt restructuring (reversal)	(575,816)	304,308	(575,816)	304,308
Loss (gain) on foreign exchange	1,296,317	(424,008)	1,293,398	(424,923)
Amortization of discount on investment in debt securities	(2,437,743)	(2,269,290)	(2,451,418)	(2,301,829)
Unrealized loss (gain) on revaluation of trading securities	(16,169)	3,054	(4,042)	(1,819)
Unrealized loss (gain) on transfer of investment	(57,396)	13,947	(50,701)	20,125
Gain on disposal of securities for investment	(1,911,904)	(2,689,442)	(1,911,639)	(1,864,272)
Loss on impairment of investments	486,573	338,548	488,403	338,548
Loss on assets transferred to TAMC	-	2,760,855	-	2,760,855
Equity in undistributed net income of associated companies	(88,967)	(74,903)	-	-
Dividend income from associated companies	6,652	95,743	-	-
Loss on impairment of properties foreclosed	449,434	1,782,198	421,914	1,639,091
Gain on disposal of premises and equipment	(9,552)	(19,669)	(8,685)	(18,121)
Loss on impairment of other assets	136,538	94,021	136,538	94,021
Provisions for contingencies expenses	941,465	387,907	941,465	387,907
Increase in accrued interest receivable and dividend income	(908,044)	(2,543,890)	(886,077)	(2,545,196)
Decrease (increase) in other accrued receivable	(5,284)	7,638	633	(1,160)
Increase (decrease) in accrued interest payable	(3,170,321)	5,726,344	(3,209,516)	6,728,215
Increase in other accrued expenses	1,226,099	1,483,180	1,320,780	1,460,811
Minority interest in net income of subsidiaries	80,104	66,290	-	-
Income from operations before changes in operating assets and liabilities	17,863,903	26,667,674	17,643,563	26,538,230

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(25,681,440)	(41,618,236)	(20,848,609)	(43,303,481)
Securities purchased under resale agreements	29,000,000	(900,000)	29,000,000	(900,000)
Current investments - trading securities	(46,715,712)	(26,369,537)	(46,740,180)	(26,317,778)
Loans	(45,699,286)	(60,935,137)	(42,867,626)	(57,053,199)
Properties foreclosed	3,579,013	4,966,034	2,996,738	5,001,473
Other assets	4,420,151	(680,195)	4,446,680	(1,301,978)
Increase (decrease) in operating liabilities				
Deposits	54,517,245	60,643,241	51,276,830	61,333,049
Interbank and money market items	7,044,349	5,001,681	6,150,952	4,846,054
Liabilities payable on demand	(1,768,672)	224,057	(1,771,636)	235,476
Short-term borrowings	(7,280,637)	1,200,000	(7,762,740)	1,200,000
Other liabilities	(912,544)	(2,954,323)	(3,219,014)	(4,062,557)
Net cash used in operating activities	(11,633,630)	(34,754,741)	(11,695,042)	(33,784,711)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(120,510,152)	(77,165,177)	(120,150,114)	(76,719,687)
Proceeds from disposal of available-for-sale securities	149,172,926	98,233,874	148,668,162	96,940,946
Purchase of held-to-maturity debt securities	(39,602,893)	(35,597,586)	(34,293,350)	(34,876,761)
Proceeds from redemption of held-to-maturity debt securities	32,588,929	51,925,167	27,300,680	51,011,932
Purchase of general investments	(2,107,472)	(1,007,568)	(2,107,472)	(1,007,568)
Proceeds from disposal of general investments	1,754,444	716,047	1,754,443	716,047
Purchase of investments in subsidiaries and associated companies	(141,958)	-	(141,958)	-
Purchase of premises, equipment and leasehold	(1,591,405)	(1,596,182)	(1,549,834)	(1,574,440)
Proceeds from disposal of premises and equipment	13,704	107,446	10,410	104,766
Net cash provided by investing activities	19,576,123	35,616,021	19,490,967	34,595,235

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(9,346,842)	-	(9,346,842)	-
Increase in borrowings	105,236	-	105,236	-
Dividend paid	(5,249,318)	(4,294,896)	(5,249,318)	(4,294,896)
Dividend paid for minority interest	(75,523)	(49,296)	-	-
Net cash used in financing activities	(14,566,447)	(4,344,192)	(14,490,924)	(4,294,896)
Effect on cash due to changes in the exchange rates	(23,796)	(95,702)	(21,960)	(91,464)
Net decrease in cash	(6,647,750)	(3,578,614)	(6,716,959)	(3,575,836)
Cash as at January 1,	33,114,862	34,221,506	33,071,895	34,152,170
Cash as at September 30,	26,467,112	30,642,892	26,354,936	30,576,334

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2007 and December 31, 2006, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was subsequently extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension. On July 20, 2007, the Bank was informed by the Ministry of Finance that the request to extend the timeframe for the portion due for execution in June 2007 was not approved and that the Bank is required to reduce the shareholding by December 2007 according to the previous conditions.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2007 and December 31, 2006, the Bank has a total staff of 19,844 and 19,239, respectively.

2.1 During the nine-month period ended September 30, 2007, Thai Accounting Standard (TAS) No.27 "Disclosures in the Financial Statements of Bank and Similar Financial Statements" is revised and announced by the Federation of Accounting Professions and applied for the financial statements of periods beginning or after January 1, 2007. The revised standard is related to the presentation of balance sheet and statement of income and the disclosure of notes to the financial statements of bank but has no material impact. In this regard, the interim consolidated and the interim separate financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006 are still presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

The results of operations for the quarters and the nine-month periods ended September 30, 2007 and 2006 are not necessarily indicative of the operating results anticipated for the full years.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006, included the accounts of all branches of the Bank and its five subsidiaries based on the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed, and the consolidated balance sheet as at December 31, 2006, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unaudited, and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited, and Bualuang Securities Public Company Limited.

In addition, the interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their December 31, 2005 audited financial statements.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006 included interest in associated companies' equity which was determined from the unreviewed financial statements of these companies and the consolidated balance sheet as at December 31, 2006 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the December 31, 2006 and 2005 audited financial statements.

2.3 The interim separate financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006, and the separate balance sheet as at December 31, 2006, included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method.

2.4 The statement of cash flows for the nine-month period ended September 30, 2006 presented for comparison, had been reclassified to conform to the classifications used in the statement of cash flows for the nine-month period ended September 30, 2007 as follows :

- The amortization of discount on investment in debt securities which was previously presented as part of depreciation and amortization expenses, is now presented separately in the consolidated and the separate financial statements amounting to Baht 2,269.3 million and Baht 2,301.8 million, respectively.

- In accordance with the requirements regarding the consolidated financial statements as per the notification of the BOT dated July 12, 2006 on the Dispatch of Guideline on Consolidated Supervision, the securities trading account of the subsidiary (subsidiaries) with securities companies, securities business debtors, and related accounts, which were previously presented as part of other assets and other liabilities in the consolidated financial statements are now presented as part of interbank and money market items and loans. The effects of the change in reclassification in the consolidated financial statements are as follows :

		Million Baht
	Previous classification	**Current classification**
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 :		
Decrease in operating assets		
Interbank and money market items	41,626.9	41,618.2
Loans	60,106.9	60,935.1
Other assets	1,334.7	680.2
Increase (decrease) in operating liabilities		
Interbank and money market items	4,736.4	5,001.7
Other liabilities	(2,854.1)	(2,954.3)

3. CHANGES IN ACCOUNTING POLICY FOR INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES

In January 2007, the Bank changed its accounting policy for investment in subsidiaries and associated companies in the separate financial statements from the equity method to the cost method in accordance with the Federation of Accounting Professions notification No. 26/2549 dated October 30, 2006 on Thai Accounting Standard No. 44 relating to Consolidated Financial Statements and Accounting for Investments in Subsidiaries. The Bank restated the comparative separate financial statements for the prior periods as if the Bank had always accounted for the investment in subsidiaries and associated companies using the cost method. Therefore, the comparative interim separate financial statements for the quarter and the nine-month period ended September 30, 2006 and the separate balance sheet as at December 31, 2006, have been restated in accordance with the new accounting policy. The effect of this change on the separate balance sheet as at December 31, 2006, the separate statements of income for the quarter and the nine-month period ended September 30, 2006, and the separate statement of changes in shareholders' equity for the nine-month period ended September 30, 2006 are as follow :

	Million Baht Increase (Decrease)
BALANCE SHEET AS AT DECEMBER 31, 2006 :	
Assets	
Investments in subsidiaries and associated companies, net	(1,532.2)
Shareholders' equity	
Foreign exchange adjustment	386.4
Unrealized gains on investment	(1.4)
Unrealized losses on investment	0.6
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings - Unappropriated	(1,872.4)
STATEMENT OF INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2006 :	
Interest and dividend income	
Investments	96.0
Non-interest income	
Equity in undistributed net income of subsidiaries and associated companies	(55.0)
Net income	41.0
Earning per share (Baht)	0.02
STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 :	
Interest and dividend income	
Investments	156.4
Non-interest income	
Equity in undistributed net income of subsidiaries and associated companies	(759.1)
Net income	(602.7)
Earning per share (Baht)	(0.31)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006 :	
Beginning balance as at January 1, 2006	
Foreign exchange adjustment	75.2
Unrealized gains on investment	(3.9)
Unrealized losses on investment	1.5
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings - Unappropriated	(877.8)

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements except for investment in subsidiaries and associated companies in the separate financial statements which is presented by the cost method, net of valuation allowances for impairment (See Note 3).

4.2 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

As at September 30, 2007 and December 31, 2006, the Bank has complied with the guidelines of the BOT in setting up the allowance for doubtful accounts according to the guidelines on worthless or irrecoverable assets or assets with doubtful recoverability value dated December 7, 2006 and the guidelines on collateral appraisal of financial institutions dated December 21, 2006, which stipulated increased requirements for banks to set up the allowance for loss from non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral. However, such provision shall not be less than the allowance for doubtful accounts according to loan classification as aforementioned. The BOT has allowed banks to gradually set up the allowance for doubtful accounts under the new guidelines, with the allowance for loans in the judgment stage or in the enforcement stage or loans that are undergoing litigation to be set up by the second half of 2006, the allowance for loans classified as doubtful of loss and doubtful to be set up by the first half of 2007, and the allowance for substandard loans to be set up by the second half of 2007. As at December 31, 2006, the Bank has chosen to comply with the new guidelines that will be effective by the second half of 2007 in full on an accelerated schedule. The Bank still maintains the allowance for doubtful accounts in excess of the BOT's minimum requirement (See Note 5.3.1), taking into consideration the potential additional loss arising in the event of the debtors not being able to meet their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.3 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Interest	28,699.4	16,512.7	28,508.6	16,375.8
Income tax	7,272.8	5,051.9	7,115.0	4,909.9

5.1.2 Significant non-cash items for the nine-month periods ended September 30, 2007 and 2006 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Unrealized gains on investment in shareholders' equity increase (decrease)	4,345.9	(149.0)	4,346.1	(146.7)
Unrealized losses on investment in shareholders' equity decrease (increase)	784.6	(95.8)	785.2	(95.9)
Investment increased from loan payment/loan sold				
Equity securities	-	247.3	-	247.3
Properties foreclosed increased from loan payment/ inactive assets	1,722.3	4,052.2	1,722.3	4,052.2
Unrealized increment per land and premises appraisal transferred to retained earnings	675.0	738.1	675.0	738.1

5.2 Investments

5.2.1 As at September 30, 2007 and December 31, 2006, the Bank classified investments as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Trading securities	11,347.9	736.0	11,345.9	584.2
Available-for-sale securities	215,490.7	200,954.4	214,838.4	200,282.1
Held-to-maturity debt securities	84,206.3	76,904.1	83,189.2	75,884.1
General investments	13,772.6	12,237.2	13,755.3	12,219.7
Investments in subsidiaries and associated companies (Note 5.2.2)	317.1	221.0	5,955.9	5,909.7
Total investments, net	325,134.6	291,052.7	329,084.7	294,879.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	11,353.4	0.1	(5.6)	11,347.9
Add (less) Revaluation allowance	(5.5)			-
Total	11,347.9			11,347.9
Available-for-sale securities	100,158.5	396.5	(31.9)	100,523.1
Add (less) Revaluation allowance	364.6			-
Less Allowance for impairment	-			-
Total	100,523.1			100,523.1
Held-to-maturity debt securities	38,335.1	265.8	(12.9)	38,588.0
Less Allowance for impairment	-			-
Total	38,335.1			38,588.0
Total current investments, net	150,206.1			150,459.0
Long-term investments				
Available-for-sale securities	106,501.3	12,845.5	(4,379.2)	114,967.6
Add (less) Revaluation allowance	11,856.2			-
Less Allowance for impairment	(3,389.9)			-
Total	114,967.6			114,967.6
Held-to-maturity debt securities	45,871.2	407.5	(103.8)	46,174.9
Less Allowance for impairment	-			-
Total	45,871.2			46,174.9
General investments				
Regular equity securities	11,575.3			18,931.6
Equity securities received through debt restructuring	4,368.6			6,592.2
Total	15,943.9			25,523.8
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,166.0)			-
Total	13,772.6			25,523.8
Total long-term investments, net	174,611.4			186,666.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	757.8	0.0	(21.8)	736.0
Add (less) Revaluation allowance	(21.8)			-
Total	736.0			736.0
Available-for-sale securities	94,705.7	65.7	(192.2)	94,579.2
Add (less) Revaluation allowance	(126.5)			-
Less Allowance for impairment	-			-
Total	94,579.2			94,579.2
Held-to-maturity debt securities	22,376.1	21.4	(39.9)	22,357.6
Less Allowance for impairment	-			-
Total	22,376.1			22,357.6
Total current investments, net	117,691.3			117,672.8
Long-term investments				
Available-for-sale securities	102,226.3	8,819.4	(4,670.5)	106,375.2
Add (less) Revaluation allowance	7,205.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,375.2			106,375.2
Held-to-maturity debt securities	54,528.0	221.0	(488.3)	54,260.7
Less Allowance for impairment	-			-
Total	54,528.0			54,260.7
General investments				
Regular equity securities	9,719.8			17,284.2
Equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,151.8			23,780.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,237.2			23,780.0
Total long-term investments, net	173,140.4			184,415.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	11,351.4	0.1	(5.6)	11,345.9
Add (less) Revaluation allowance	(5.5)			-
Total	11,345.9			11,345.9
Available-for-sale securities	99,816.1	395.7	(31.8)	100,180.0
Add (less) Revaluation allowance	363.9			-
Less Allowance for impairment	-			-
Total	100,180.0			100,180.0
Held-to-maturity debt securities	37,469.0	265.7	(12.9)	37,721.8
Less Allowance for impairment	-			-
Total	37,469.0			37,721.8
Total current investments, net	148,994.9			149,247.7
Long-term investments				
Available-for-sale securities	106,191.7	12,844.8	(4,378.1)	114,658.4
Add (less) Revaluation allowance	11,856.6			-
Less Allowance for impairment	(3,389.9)			-
Total	114,658.4			114,658.4
Held-to-maturity debt securities	45,720.2	398.7	(103.8)	46,015.1
Less Allowance for impairment	-			-
Total	45,720.2			46,015.1
General investments				
Regular equity securities	11,558.0			18,858.7
Equity securities received through debt restructuring	4,368.6			6,592.2
Total	15,926.6			25,450.9
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,166.0)			-
Total	13,755.3			25,450.9
Total long-term investments, net	174,133.9			186,124.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	593.8	0.0	(9.6)	584.2
Add (less) Revaluation allowance	(9.6)			-
Total	584.2			584.2
Available-for-sale securities	94,140.8	65.5	(191.8)	94,014.5
Add (less) Revaluation allowance	(126.3)			-
Less Allowance for impairment	-			-
Total	94,014.5			94,014.5
Held-to-maturity debt securities	21,509.6	20.2	(39.8)	21,490.0
Less Allowance for impairment	-			-
Total	21,509.6			21,490.0
Total current investments, net	116,108.3			116,088.7
Long-term investments				
Available-for-sale securities	102,119.7	8,818.3	(4,670.4)	106,267.6
Add (less) Revaluation allowance	7,204.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,267.6			106,267.6
Held-to-maturity debt securities	54,374.5	211.6	(488.1)	54,098.0
Less Allowance for impairment	-			-
Total	54,374.5			54,098.0
General investments				
Regular equity securities	9,702.3			17,220.2
Equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,134.3			23,716.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,219.7			23,716.0
Total long-term investments, net	172,861.8			184,081.6

Investments classified in accordance with the notification of the BOT as at September 30, 2007 and December 31, 2006 are presented in Note 5.3.4.

As at September 30, 2007, the Bank accounted for investments in the companies with shareholding of 20% or more from debt restructuring, by the cost method. These investments are classified as general investments, which, in the case of UB-Haworth (Thailand) Co., Ltd. is because the Bank has no significant influence over the company as it is under rehabilitation plans, and in the case of Thai Precision Manufacturing Co., Ltd., is because the company discontinued operations and is in the process of dissolution.

As at December 31, 2006, the Bank accounted for investments in the companies with shareholding of 20% or more from debt restructuring, by the cost method. These investments are classified as general investments, which, in the case of UB-Haworth (Thailand) Co., Ltd. and Tre-atthaboon Industry Co., Ltd., is because the Bank has no significant influence over the companies as they are under rehabilitation plans, and in the case of Thai Precision Manufacturing Co., Ltd., is because the company discontinued operations and is in the process of dissolution.

As at September 30, 2007 and December 31, 2006, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit, consisting of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., and Sammitr Motors Manufacturing Co., Ltd., and investments for which the BOT is considering requests for approval to extend the shareholding timeframe, consisting of Kamolkij Co., Ltd., Quality Inn Co., Ltd., Better Rice Co., Ltd., UMC Metals Co., Ltd., and CBNP (Thailand) Co., Ltd. (See Note 5.2.3) According to the notification of the Federation of Accounting Professions No. 27/2550 regarding Waiver for Adoption of the Thai Accounting Standard No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method and has accounted for such investments using the cost method.

As at September 30, 2007 and December 31, 2006, the Bank had investments in 30 companies and 31 companies, amounting to cost value of Baht 372.8 million and Baht 389.9 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 372.1 million and Baht 389.2 million, respectively. These companies had a net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at September 30, 2007 and December 31, 2006, the Bank had investments in 9 listed companies and 8 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 139.1 million and Baht 91.9 million, respectively, with the fair value of Baht 18.1 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 121.1 million and Baht 75.4 million, respectively.

For the quarter and the nine-month period ended September 30, 2007, the Bank has set aside allowances for impairment of investments amounting to Baht 392.6 million and Baht 488.4 million, respectively.

For the quarter and the nine-month period ended September 30, 2006, the Bank has set aside allowances for impairment of investments amounting to Baht 11.2 million and Baht 338.5 million, respectively.

As at September 30, 2007 and December 31, 2006, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 15,400.1 million and Baht 16,432.3 million, respectively (See Note 5.3.3).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

5.2.2 As at September 30, 2007 and December 31, 2006, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received*
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	95.0	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	140.8	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.8	27.5	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	50.4	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	3.4	-
Total					86.7	317.1	
Less Allowance for impairment					(71.7)	-	
Investments in associated companies, net					15.0	317.1	

* Dividend received for the nine-month period ended September 30, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received*
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	62.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	110.1	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	221.0	
Less Allowance for impairment					(69.8)	-	
Investments in associated companies, net					3.1	221.0	

* Dividend received for the year ended December 31, 2006.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

SEPARATE FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received*
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	37.9
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	81.1
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.8	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,123.4	
Less Allowance for impairment					(167.4)	
Investments in subsidiaries and associated companies, net					5,956.0	

* Dividend received for the nine-month period ended September 30, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received*
		SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006				
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	55.85%	53.0	10.0
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	50.7
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					5,979.5	
Less Allowance for impairment					(69.8)	
Investments in subsidiaries and associated companies, net					5,909.7	

* Dividend received for the year ended December 31, 2006.

** Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated balance sheets as at September 30, 2007 and December 31, 2006 and the consolidated financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006 included interests in the equity of associated companies. The summarized financial information of these companies are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

Company	September 30, 2007			December 31, 2006		
	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	3,525.4	3,159.4	-	3,320.9	3,018.6	-
Processing Center Co., Ltd.	569.3	112.5	-	441.6	84.3	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	303.4	485.6	(85.4)	328.6	479.2	(70.6)
Thai Polymer Textile Co., Ltd.	883.3	2,568.4	(763.8)	901.9	2,410.0	(683.6)
Thai Taffeta Textile Co., Ltd.	449.1	589.4	(58.7)	463.3	584.4	(50.6)
National ITMX Co., Ltd.	380.1	279.7	-	-	-	-
PCC Capital Co., Ltd. *	217.4	4.0	-	206.6	1.6	-
Thai Digital ID Co., Ltd. *	64.7	3.6	-	55.9	4.3	-

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED

Company	September 30, 2007			September 30, 2006		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	272.4	24.5	-	266.2	19.2	-
Processing Center Co., Ltd.	118.9	50.1	-	95.3	18.6	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	74.8	(9.8)	(4.6)	79.5	(3.8)	(1.8)
Thai Polymer Textile Co., Ltd.	72.3	(57.6)	(26.1)	113.6	(86.0)	(39.0)
Thai Taffeta Textile Co., Ltd.	76.2	(7.6)	(3.2)	98.2	(3.1)	(1.3)
National ITMX Co., Ltd.	82.4	24.8	-	-	-	-
PCC Capital Co., Ltd. **	24.3	8.4	-	141.8	131.5	-
Thai Digital ID Co., Ltd. **	20.5	9.5	-	19.1	6.6	-

* The consolidated financial statements as at September 30, 2007 and December 31, 2006 determined from associated companies' financial information as at December 31, 2006 and 2005, respectively.

** The consolidated financial statements for the quarters ended September 30, 2007 and 2006 determined from associated companies' financial information for the years ended December 31, 2006 and 2005, respectively.

Million Baht

Company	September 30, 2007 Revenue	Profit (Loss)	Unrecognized Share of Loss	September 30, 2006 Revenue	Profit (Loss)	Unrecognized Share of Loss
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED					
Associated companies						
BSL Leasing Co., Ltd.	779.2	69.6	-	799.5	60.6	-
Processing Center Co., Ltd.	334.1	115.9	-	260.7	62.9	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	221.7	(31.6)	(14.8)	230.4	(28.4)	(13.3)
Thai Polymer Textile Co., Ltd.	211.8	(176.9)	(80.2)	296.0	(233.1)	(105.7)
Thai Taffeta Textile Co., Ltd.	208.0	(19.3)	(8.1)	230.1	(10.1)	(4.2)
National ITMX Co., Ltd.	82.4	24.8	-	-	-	-
PCC Capital Co., Ltd.*	24.3	8.4	-	141.8	131.5	-
Thai Digital ID Co., Ltd.*	20.5	9.5	-	19.1	6.6	-

5.2.3 As at September 30, 2007 and December 31, 2006, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit, some of which are pending consideration of requests for approval to extend the shareholding timeframe. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 3,056.7 million. Details and financial information of such investments are as follows (See Note 5.2.1) :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2007

Company	Type of Business	Type of Shares	Paid-up Share Capital**	Direct and Indirect Share Holding	Total Assets**	Total Liabilities**
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.0	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	15,631.4	8,061.8
Sammitr Motors Manufacturing Co., Ltd.	Manufacturing	Ordinary share	462.5	30.00%	3,736.9	3,074.0
Kamolkij Co., Ltd.	Commercial	Ordinary share	391.0	49.62%	1,412.0	1,009.9
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	35.61%	7,296.4	5,787.3
Better Rice Co., Ltd.	Commercial	Ordinary share	38.8	30.97%	58.0	71.6
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	2,631.8	1,640.5
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,148.2	5,315.3

* The consolidated financial statements for the nine-month periods ended September 30, 2007 and 2006 determined from associated companies' financial information for the years ended December 31, 2006 and 2005, respectively.

** The consolidated financial statements as at September 30, 2007 determined from companies' financial information as at December 31, 2006 except for Sammitr Motors Manufacturing Co., Ltd., determined from financial information as at June 30, 2007.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Total Assets	Total Liabilities
	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 30, 2006					
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.0	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	15,631.4	8,061.8
Sammitr Motors Manufacturing Co., Ltd.	Manufacturing	Ordinary share	462.5	30.00%	3,444.6	2,795.0
Kamolkij Co., Ltd.	Commercial	Ordinary share	391.0	49.62%	1,412.0	1,009.9
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	35.61%	7,296.4	5,787.3
Better Rice Co., Ltd.	Commercial	Ordinary share	38.8	30.97%	58.0	71.6
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	2,631.8	1,640.5
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,148.2	5,315.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERS AND THE NINE-MONTH PERIODS ENDED*

Company	September 30, 2007			September 30, 2006		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.9	0.9	-	1.8	1.0	-
TPT Petrochemical PCL.	15,280.2	(1,185.5)	-	15,054.2	133.8	-
Sammitr Motors Manufacturing Co., Ltd.	1,568.6	40.6	-	1,542.2	66.5	-
Kamolkij Co., Ltd.	3,702.8	(8.2)	-	4,310.7	(684.9)	-
Quality Inn Co., Ltd.	1,444.9	221.9	-	1,445.0	277.7	-
Better Rice Co., Ltd.	171.4	(9.2)	(2.8)	186.4	(57.6)	(1.4)
UMC Metals Co., Ltd.	5,322.0	302.0	-	5,009.2	15.7	-
CBNP (Thailand) Co., Ltd.	81.1	(577.8)	(120.2)	73.3	(525.8)	(109.4)

* The consolidated financial statements for the quarters and the nine-month periods ended September 30, 2007 and 2006 determined from companies' financial information for the years ended December 31, 2006 and 2005, respectively, except for Sammitr Motors Manufacturing Co., Ltd., determined from financial information for the half years ended June 30, 2007 and 2006, respectively.

In addition, if the Bank had applied the equity method to the aforementioned investments, the consolidated balance sheets as at September 30, 2007 and December 31, 2006, the consolidated statements of income for the quarters and the nine-month periods ended September 30, 2007 and 2006, and the consolidated statements of changes in shareholders' equity for the nine-month periods ended September 30, 2007 and 2006, would have been impacted as follows :

	Million Baht	
	Increase (Decrease)	
	2007	2006
CONSOLIDATED BALANCE SHEET		
AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006 :		
Assets		
Investments in subsidiaries and associated companies, net	480.7	476.8
Shareholders' equity		
Foreign exchange adjustment	(26.4)	(31.5)
Unrealized increment per assets appraisal	3,206.1	3,218.6
Unrealized gains on investment	-	0.7
Retained earnings	(2,698.9)	(2,711.0)
CONSOLIDATED STATEMENTS OF INCOME		
FOR THE QUARTERS ENDED SEPTEMBER 30, :		
Interest and dividend income		
Investments	-	-
Non-interest income		
Equity in undistributed net income of subsidiaries and associated companies	2.9	10.9
Net income	2.9	10.9
Earnings per share (Baht)	0.0	0.01
CONSOLIDATED STATEMENTS OF INCOME		
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, :		
Interest and dividend income		
Investments	-	(38.3)
Non-interest income		
Equity in undistributed net income of subsidiaries and associated companies	12.2	19.9
Net income	12.2	(18.4)
Earnings per share (Baht)	0.01	(0.01)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, :		
Beginning balance as at January 1,		
Foreign exchange adjustment	(31.5)	(35.4)
Unrealized increment per assets appraisal	3,218.6	3,572.3
Unrealized gains on investment	0.7	0.4
Retained earnings	(2,711.0)	(2,492.4)

5.2.4 As at September 30, 2007 and December 31, 2006, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,129.2	3,445.2	3,129.2	3,445.2
Real estate and construction	200.7	550.3	200.7	550.3
Utilities and services	17.0	16.4	17.0	16.4
Others	2,818.2	2,456.5	2,818.2	2,456.5
Total	6,165.1	6,468.4	6,165.1	6,468.4

5.3 Loans and accrued interest receivable

As at September 30, 2007 and December 31, 2006, the Bank had impaired loans amounting to Baht 88,772.1 million and Baht 89,120.3 million, respectively.

5.3.1 As at September 30, 2007 and December 31, 2006, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	893,016.1	403,886.9	1	4,010.2
Special mentioned	22,858.3	10,603.5	2	212.1
Substandard	9,335.8	2,686.6	100	3,037.5
Doubtful	11,287.5	3,593.5	100	4,127.6
Doubtful of loss	68,465.5	36,744.7	100	40,674.4
Total	1,004,963.2	457,515.2		52,061.8*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,952.4
Total				67,014.2

* Allowance for doubtful accounts according to the BOT guidelines that will be effective by the second half of 2007 (See Note 4.2).

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	863,776.2	389,367.9	1	4,587.3
Special mentioned	12,210.0	3,574.1	2	104.7
Substandard	11,303.7	5,760.7	100	5,150.4
Doubtful	18,777.7	12,664.1	100	8,627.1
Doubtful of loss	59,243.2	35,090.0	100	33,760.2
Total	965,310.8	446,456.8		52,229.7*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,804.8
Total				67,034.5

Million Baht

	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	887,144.0	398,983.2	1	3,989.1
Special mentioned	22,498.6	10,253.7	2	205.1
Substandard	9,137.9	2,545.2	100	2,897.2
Doubtful	11,280.6	3,586.6	100	4,120.7
Doubtful of loss	68,374.5	36,665.9	100	40,595.6
Total	998,435.6	452,034.6		51,807.7*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,832.7
Total				66,640.4

* Allowance for doubtful accounts according to the BOT guidelines that will be effective by the second half of 2007 (See Note 4.2).

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	860,293.9	387,024.4	1	4,579.2
Special mentioned	12,192.6	3,556.6	2	104.3
Substandard	11,184.9	5,642.0	100	5,040.2
Doubtful	18,771.1	12,658.2	100	8,621.2
Doubtful of loss	59,189.7	35,042.5	100	33,712.7
Total	961,632.2	443,923.7		52,057.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,748.6
Total				66,806.2

As at September 30, 2007 and December 31, 2006, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Unearned discounts	450.1	462.1	413.8	419.6

5.3.2 As at September 30, 2007 and December 31, 2006, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2007				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	26.0	-	-
Listed companies identified for delisting	9	5,847.9	1,289.1	4,418.7	4,418.7
Total	10	5,873.9	1,315.1	4,418.7	4,418.7

* Allowance for doubtful accounts according to the BOT guidelines that will be effective by the second half of 2007 (See Note 4.2).

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006*				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	1,004.1	4,232.6	4,232.6
Total	8	5,657.1	1,004.3	4,258.4	4,258.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS SEPTEMBER 30, 2007				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	26.0	-	-
Listed companies identified for delisting	9	5,847.9	1,289.1	4,418.7	4,418.7
Total	10	5,873.9	1,315.1	4,418.7	4,418.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2006*				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	1,004.1	4,232.6	4,232.6
Total	8	5,657.1	1,004.3	4,258.4	4,258.4

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions

* The Bank had made some changes to present information according to the BOT guidelines in setting up the allowance for doubtful account that will be effective by the second half of 2007 (See Note 4.2).

Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at September 30, 2007 and December 31, 2006, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 1,940.0 million and Baht 1,681.2 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2007 in the amount of Baht 25,513.5 million, and for the nine-month period ended September 30, 2007, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 2.2 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2006 in the amount of Baht 25,515.7 million, and for the year

ended December 31, 2006, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 34.4 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2006 in the amount of Baht 25,515.7 million, and for the nine-month period ended September 30, 2006, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 8.8 million.

As at September 30, 2007 and December 31, 2006, the Bank has received non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 15,400.1 million and Baht 16,432.3 million, respectively (See Note 5.2.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the nine-month period ended September 30, 2007 and for the year ended December 31, 2006, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,030.0 million and Baht 1,286.0 million, respectively (See Note 5.2.1).

5.3.4 As at September 30, 2007 and December 31, 2006, assets classified in accordance with the notification of the BOT are as follows :

					Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2007				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	893,016.1	-	-	-	893,016.1
Special mentioned	22,858.3	-	-	-	22,858.3
Substandard	9,335.8	-	-	-	9,335.8
Doubtful	11,287.5	-	-	-	11,287.5
Doubtful of loss	68,465.5	4,019.5	2,669.0	1,035.8	76,189.8
Loss	-	-	-	-	-
Total	1,004,963.2	4,019.5	2,669.0	1,035.8	1,012,687.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	863,776.2	-	-	-	863,776.2
Special mentioned	12,210.0	-	-	0.6	12,210.6
Substandard	11,303.7	-	-	-	11,303.7
Doubtful	18,777.7	-	-	0.0	18,777.7
Doubtful of loss	59,243.2	6,543.4	2,860.3	890.6	69,537.5
Loss	-	-	-	-	-
Total	965,310.8	6,543.4	2,860.3	891.2	975,605.7

Million Baht

SEPARATE FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	887,144.0	-	-	-	887,144.0
Special mentioned	22,498.6	-	-	-	22,498.6
Substandard	9,137.9	-	-	-	9,137.9
Doubtful	11,280.6	-	-	-	11,280.6
Doubtful of loss	68,374.5	4,004.4	2,166.5	1,035.8	75,581.2
Loss	-	-	-	-	-
Total	998,435.6	4,004.4	2,166.5	1,035.8	1,005,642.3

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	860,293.9	-	-	-	860,293.9
Special mentioned	12,192.6	-	-	0.6	12,193.2
Substandard	11,184.9	-	-	-	11,184.9
Doubtful	18,771.1	-	-	0.0	18,771.1
Doubtful of loss	59,189.7	6,528.6	2,356.3	890.6	68,965.2
Loss	-	-	-	-	-
Total	961,632.2	6,528.6	2,356.3	891.2	971,408.3

5.3.5 Troubled debt restructurings

Details of the loans of the Bank which were restructured during the quarters and the nine-month periods ended September 30, 2007 and 2006, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007			
Restructuring Method	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	49	278.2	Land, building	278.2
Debt-equity conversion	3	1.3	Share capital	1.3
Debt restructuring in various forms	5,149	10,002.1		
Total	5,201	10,281.6		

The weighted average tenure of the above mentioned restructuring was 4.9 years; and the total debt outstanding after debt restructuring was Baht 10,281.0 million.

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006			
Restructuring Method	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	55	841.4	Land, building, condominium, machinery, share capital	849.9
Debt-equity conversion	2	200.4	Share capital	200.4
Debt restructuring in various forms	5,406	15,417.9		
Total	5,463	17,459.7		

The weighted average tenure of the above mentioned restructuring was 4.1 years; and the total debt outstanding after debt restructuring was Baht 17,355.4 million.

Million Baht

Restructuring Method	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007			
Asset transfer	169	1,679.1	Land, building	1,678.7
Debt-equity conversion	3	1.3	Share capital	1.3
Debt restructuring in various forms	16,061	31,559.7		
Total	16,233	33,240.1		

The weighted average tenure of the above mentioned restructuring was 3.9 years; and the total debt outstanding after debt restructuring was Baht 33,238.2 million.

Million Baht

Restructuring Method	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006			
Asset transfer	145	3,697.1	Land, building, condominium, leasehold, machinery, share capital	3,692.8
Debt-equity conversion	2	200.4	Share capital	200.4
Debt restructuring in various forms	16,044	44,468.2		
Total	16,191	48,365.7		

The weighted average tenure of the above mentioned restructuring was 3.5 years; and the total debt outstanding after debt restructuring was Baht 48,102.4 million.

For the quarter and the nine-month period ended September 30, 2007, the Bank recognized interest income from restructured debts amounting to Baht 1,328.9 million and Baht 4,201.2 million, respectively.

For the quarter and the nine-month period ended September 30, 2006, the Bank recognized interest income from restructured debts amounting to Baht 1,761.4 million and Baht 5,160.8 million, respectively.

As at September 30, 2007 and December 31, 2006, the Bank had balance of loan to restructured debtors amounting to Baht 124,011.8 million and Baht 123,467.1 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters and the nine-month periods ended September 30, 2007 and 2006 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at September 30, 2007 and December 31, 2006, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2007			December 31, 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Bonds	-	-	-	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,424.6	15.424.6	-	25,891.8	25,891.8
Borrowings under repurchased agreement	100.0	482.1	582.1	-	-	-
Others	291.6	-	291.6	186.3	-	186.3
Less Discount on borrowings	-	(6,816.4)	(6,816.4)	-	(6,988.6)	(6,988.6)
Total	391.6	9,090.3	9,481.9	8,049.1	18,903.2	26,952.3

Million Baht

	THE SEPARATE FINANCIAL STATEMENTS					
	September 30, 2007			December 31, 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Bonds	-	-	-	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,424.6	15,424.6	-	25,891.8	25,891.8
Borrowings under repurchased agreement	100.0	-	100.0	-	-	-
Others	291.6	-	291.6	186.3	-	186.3
Less Discount on borrowings	-	(6,816.4)	(6,816.4)	-	(6,988.6)	(6,988.6)
Total	391.6	8,608.2	8,999.8	8,049.1	18,903.2	26,952.3

5.4.2 Classified by types of securities, currency, maturity and interest rate as at September 30, 2007 and December 31, 2006, as follows :

Million Baht

Types	Currency	Maturity	Interest Rate	CONSOLIDATED FINANCIAL STATEMENTS Amount	
				September 30, 2007	December 31, 2006
Short-term borrowings					
Bonds	THB	2007	4.625% - 4.75%	-	7,862.8
Unsecured subordinated notes	USD	2007	8.75%	-	9,639.5
Borrowings under repurchased agreement	THB	2007	3.22%	100.0	-
	MYR	2007	1.20% - 3.50%	482.1	-
Others	THB	2008	0.00%	14.7	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				596.8	17,359.1
Long-term borrowings					
Unsecured subordinated notes	USD	2016 - 2029	8.25% - 9.025%	15,424.6	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	276.9	186.3
Less Discount on borrowings				(6,816.4)	(6,845.4)
Total long-term borrowings				8,885.1	9,593.2
Total				9,481.9	26,952.3

Million Baht

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount	
				September 30, 2007	December 31, 2006
Short-term borrowings					
Bonds	THB	2007	4.625% - 4.75%	-	7,862.8
Unsecured subordinated notes	USD	2007	8.75%	-	9,639.5
Borrowings under repurchased agreement	THB	2007	3.22%	100.0	-
Others	THB	2008	0.00%	14.7	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				114.7	17,359.1
Long-term borrowings					
Unsecured subordinated notes	USD	2016 - 2029	8.25% - 9.025%	15,424.6	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	276.9	186.3
Less Discount on borrowings				(6,816.4)	(6.845.4)
Total long-term borrowings				8,885.1	9,593.2
Total				8,999.8	26,952.3

5.5 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at September 30, 2007 and December 31, 2006, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	September 30, 2007	December 31, 2006
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

- The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

   1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

   1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.6 Capital fund

Capital fund as at September 30, 2007 and December 31, 2006 are as follows :

		Million Baht
	September 30, 2007	December 31, 2006
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	12,000.0	11,000.0
Other reserves	36,500.0	26,500.0
Retained earnings after appropriation	4,005.7	2,958.3
Others	(1,883.5)	(1,341.4)
	126,056.8	114,551.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,182.3	3,511.4
Provision for normal assets	4,020.3	4,600.2
Unrealized gain (net) on revaluation of available-for-sale equity securities	3,771.7	2,726.2
Long-term subordinated debt instruments		
Unsecured subordinated notes	9,126.6	9,811.4
	27,038.3	27,586.6
Total regulatory capital before deductions	153,095.1	142,138.1
Deductions	0.0	-
Total regulatory capital	153,095.1	142,138.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at September 30, 2007 and December 31, 2006, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2007	December 31, 2006
Total capital	15.1	14.5
Tier 1 capital	12.4	11.7
Tier 2 capital	2.7	2.8

5.7 The appropriation of the profit and the dividends payment

On April 12, 2006, the meeting of the ordinary shareholders No. 13 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2005 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.

- The payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

- The net profit remaining after the appropriation of profit is Baht 282.2 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 2,386.1 million on May 11, 2006.

On August 24, 2006, the meeting of the Board of Directors of the Bank No. 9/2006 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006).

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 22, 2006.

- The net profit remaining after the appropriation of profit is Baht 2,958.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 22, 2006.

On April 12, 2007, the meeting of the ordinary shareholders No. 14 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2006 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

- The net profit remaining after the appropriation of profit is Baht 2,853.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,340.5 million on May 11, 2007.

On August 27, 2007, the meeting of the Board of Directors of the Bank No. 9/2007 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007.

- The net profit remaining after the appropriation of profit is Baht 4,005.7 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 27, 2007.

5.8 Commitments

As at September 30, 2007 and December 31, 2006, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2007			December 31, 2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,205.9	229.3	2,435.2	2,263.7	329.1	2,592.8
Guarantees of loans	524.3	3,548.3	4,072.6	509.2	6,005.9	6,515.1
Underwriting commitments	-	-	-	-	-	-
Other guarantees	72,549.0	17,948.4	90,497.4	71,102.9	12,759.1	83,862.0
Liability under unmatured import bills	973.2	10,318.8	11,292.0	561.2	9,563.9	10,125.1
Letters of credit	1,087.2	29,749.0	30,836.2	663.6	29,870.2	30,533.8
Foreign exchange agreements						
Bought	9,188.6	256,271.9	265,460.5	11,051.8	193,092.7	204,144.5
Sold	8,248.6	371,270.8	379,519.4	10,051.7	301,619.2	311,670.9
Interest rate agreements						
Bought	1,800.0	-	1,800.0	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Amount of unused bank overdraft	129,159.8	2,919.1	132,078.9	120,350.2	2,765.8	123,116.0
Others	30.0	13,467.0	13,497.0	2,427.0	12,338.3	14,765.3
Total	227,566.6	705,722.6	933,289.2	218,981.3	568,722.7	787,704.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	September 30, 2007			December 31, 2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,205.9	229.3	2,435.2	2,263.7	329.1	2,592.8
Guarantees of loans	491.8	3,330.1	3,821.9	479.2	5,997.2	6,476.4
Underwriting commitments	-	-	-	-	-	-
Other guarantees	72,550.5	17,289.3	89,839.8	71,102.9	12,173.2	83,276.1
Liability under unmatured import bills	973.2	10,046.3	11,019.5	561.2	9,450.2	10,011.4
Letters of credit	1,087.2	29,398.1	30,485.3	663.6	29,509.3	30,172.9
Foreign exchange agreements						
Bought	9,188.6	255,340.6	264,529.2	11,051.8	192,599.4	203,651.2
Sold	8,248.6	370,403.5	378,652.1	10,051.7	301,184.3	311,236.0
Interest rate agreements						
Bought	1,800.0	-	1,800.0	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Amount of unused bank overdraft	129,159.8	1,871.1	131,030.9	120,350.2	1,835.9	122,186.1
Others	30.0	13,467.0	13,497.0	2,427.0	12,338.3	14,765.3
Total	227,535.6	701,375.3	928,910.9	218,951.3	565,795.4	784,746.7

5.9 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand, and in securities sold under repurchase agreements. The book value of such securities, net of valuation allowances for impairment, as at September 30, 2007 and December 31, 2006 amounted to Baht 55,017.0 million and Baht 90,759.1 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at September 30, 2007 and December 31, 2006 amounted to Baht 1,649.7 million.

5.10 Litigation

As at September 30, 2007 and December 31, 2006, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.11 Related party transactions

As at September 30, 2007 and December 31, 2006, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at September 30, 2007 and December 31, 2006, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	SEPTEMBER 30, 2007		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	18,080.5	18,080.5	October 30, 1999 - December 31, 2025
Average month end balance	18,490.4	18,490.4	
Commitments			
Ending balance	2,505.6	2,505.6	March 21, 2006 - October 2, 2020
Average month end balance	2,476.0	2,476.0	
Other related parties			
Loans			
Ending balance	20,408.4	26,788.9	May 17, 2006 - November 17, 2025
Average month end balance	20,235.6	26,816.0	
Commitments			
Ending balance	8,380.7	8,382.2	June 11, 2007 - January 27, 2011
Average month end balance	8,982.8	8,984.3	

Million Baht

	DECEMBER 31, 2006		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	20,567.2	20,567.2	October 30, 1999 - December 31, 2025
Average month end balance	21,748.5	21,748.5	
Commitments			
Ending balance	2,194.4	2,194.4	April 30, 2006 - October 2, 2020
Average month end balance	1,911.6	1,911.6	
Other related parties			
Loans			
Ending balance	16,869.3	23,549.7	May 17, 2006 - November 17, 2025
Average month end balance	18,305.0	25,835.2	
Commitments			
Ending balance	5,830.5	5,839.2	August 22, 2006 - January 27, 2011
Average month end balance	3,137.4	3,140.5	

For the nine-month period ended September 30, 2007, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 1.0% to 11.5%, on money market loans between 3.45% to 5.3%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

For the year ended December 31, 2006, the Bank charged interest at rates between 0.75% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 0.75% to 12.5%, on money market loans between 5.67% to 6.5%, on default loans at 15.0% and on other loans between 2.0% to 12.5%.

As at September 30, 2007 and December 31, 2006, the Bank had allowance for doubtful accounts of loans to related parties amounting to 6,725.2 million and Baht 6,591.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at September 30, 2007 and December 31, 2006 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the separate financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at September 30, 2007 and December 31, 2006 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd	-	-	6,380.5	6,680.5
Associated companies				
BSL Leasing Co., Ltd.	1,835.0	1,591.7	1,835.0	1,591.7
Thai Filament Finishing Co., Ltd.	166.2	166.3	166.2	166.3
Thai Polymer Textile Co., Ltd.	1,565.8	1,565.8	1,565.8	1,565.8
Thai Taffeta Textile Co., Ltd.	105.3	105.3	105.3	105.3

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Subsidiaries				
Bangkok Bank Berhad	-	-	-	1.6
Bualuang Securities PCL.	-	-	1.5	7.1
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	36.0	44.9	36.0	44.9
National ITMX Co., Ltd.*	0.3	0.4	0.3	0.4
Thai Filament Finishing Co., Ltd.	26.5	24.7	26.5	24.7
Thai Polymer Textile Co., Ltd.	5.5	10.1	5.5	10.1
Thai Taffeta Textile Co., Ltd.	20.7	22.3	20.7	22.3

In the consolidated and the separate financial statements as at September 30, 2007 and December 31, 2006, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
ACL Bank PCL.	21.4	-	21.4	-
Bangkok Mitsubishi UFJ Lease Co., Ltd.**	1,021.0	700.0	1,021.0	700.0
Thana Thep Printing Co., Ltd.	44.7	3.5	44.7	3.5
Toyota Leasing (Thailand) Co., Ltd.	4,500.0	1,765.0	4,500.0	1,765.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
ACL Bank PCL.	0.4	0.7	0.4	0.7
Asia Cement PCL.	436.5	435.3	436.5	435.3
Asia Lamp Industry Co., Ltd.	5.9	6.5	5.9	6.5
Aspac Co.,Ltd.	0.4	-	0.4	-
Bangkok Mitsubishi UFJ Lease Co., Ltd.**	119.3	134.9	119.3	134.9
Thana Thep Printing Co., Ltd.	0.8	0.8	0.8	0.8

* As at December 31, 2006, National ITMX Co., Ltd. became other related company.

** Renamed from Bangkok Central Leasing Co., Ltd.

As at September 30, 2007 and December 31, 2006, the Bank had deposits from related parties as follows :

	Million Baht	
	September 30, 2007	December 31, 2006
Subsidiaries		
BBL (Cayman) Limited	2.8	0.0
Bangkok Bank Berhad	24.9	29.9
Sinnsuptawee Asset Management Co., Ltd.	413.4	489.9
BBL Asset Management Co., Ltd.	7.8	30.8
Bualuang Securities PCL.	17.1	37.3
Associated companies		
BSL Leasing Co., Ltd.	18.8	0.9
National ITMX Co., Ltd.*	1.7	-
Processing Center Co., Ltd.	27.8	48.6
WTA (Thailand) Co., Ltd.	0.0	0.0
Thai Filament Finishing Co., Ltd.	7.4	12.6
Thai Polymer Textile Co., Ltd.	27.8	27.2
Thai Taffeta Textile Co., Ltd.	5.7	6.6
Related restructured debtors	1,787.4	2,628.3
Other related parties	7,476.3	5,147.1

* As at December 31, 2006, National ITMX Co., Ltd. became other related company.

As at September 30, 2007 and December 31, 2006, the Bank had assets, liabilities and commitments with related parties, and changes thereto, which can be summarized as follows :

	September 30, 2007	December 31, 2006	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	138.3	295.0	(156.7)
LOANS			
Subsidiaries	6,380.5	6,680.5	(300.0)
Associated companies	3,672.3	3,429.1	243.2
Related restructured debtors	16,243.2	18,729.9	(2,486.7)
Other related parties	18,573.4	15,277.5	3,295.9
Total	44,869.4	44,117.0	752.4
DEPOSITS			
Subsidiaries	466.0	587.9	(121.9)
Associated companies	89.2	95.9	(6.7)
Related restructured debtors	1,787.4	2,628.3	(840.9)
Other related parties	7,476.3	5,147.1	2,329.2
Total	9,818.9	8,459.2	1,359.7
BORROWINGS			
Subsidiaries	760.8	219.8	541.0
Related restructured debtors	-	59.3	(59.3)
Total	760.8	279.1	481.7
OTHER LIABILITIES			
Subsidiaries (Note 5.2)	1,591.0	1,591.0	-
COMMITMENTS			
Subsidiaries	1.5	8.7	(7.2)
Associated companies	89.0	102.4	(13.4)
Related restructured debtors	2,452.9	2,137.4	315.5
Other related parties	8,344.4	5,785.1	2,559.3
Total	10,887.8	8,033.6	2,854.2

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at September 30, 2007 and December 31, 2006, material accrued income and expenses between the Bank and related parties are as follows :

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
Subsidiaries				
Accrued interest receivable	-	-	21.5	24.8
Fees receivable	-	-	39.7	21.3
Accrued interest payable	-	-	1.4	1.8
Associated companies				
Accrued interest receivable	1.8	4.6	1.8	4.6
Accrued interest payable	0.2	1.2	0.2	1.2
Other related parties				
Accrued interest receivable	102.6	69.0	102.6	69.0
Accrued interest payable	52.1	72.8	52.1	72.8

For the quarters and the nine-month periods ended September 30, 2007 and 2006, material income and expenses between the Bank and related parties are as follows :

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Subsidiaries				
Interest and discount received	-	-	79.9	102.3
Fees and service income	-	-	86.7	53.7
Dividend income	-	-	18.4	6.0
Other income	-	-	0.2	0.2
Interest paid	-	-	16.8	8.8
Other expenses	-	-	0.2	0.1
Associated companies				
Interest and discount received	24.8	26.8	24.8	26.8
Fees and service income	0.3	0.3	0.3	0.3
Dividend income	-	90.0	-	90.0
Other income	0.0	0.0	0.0	0.0
Interest paid	0.4	0.8	0.4	0.8
Other expenses	26.5	24.1	26.5	24.1
Other related parties				
Interest and discount received	450.0	426.0	450.0	426.0
Fees and service income	9.2	12.2	9.2	12.2
Interest paid	40.2	61.0	40.2	61.0
Other expenses	195.0	107.9	195.0	107.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Subsidiaries				
Interest and discount received	-	-	278.3	285.3
Fees and service income	-	-	189.9	98.4
Dividend income	-	-	119.1	60.7
Other income	-	-	0.5	0.4
Interest paid	-	-	40.7	21.3
Other expenses	-	-	3.1	0.0
Associated companies				
Interest and discount received	174.7	81.9	174.7	81.9
Fees and service income	2.7	0.7	2.7	0.7
Dividend income	6.7	94.2	6.7	94.2
Other income	0.0	0.0	0.0	0.0
Interest paid	3.2	1.0	3.2	1.0
Other expenses	79.2	68.5	79.2	68.5
Other related parties				
Interest and discount received	1,268.3	1,391.6	1,268.3	1,391.6
Fees and service income	21.8	20.5	21.8	20.5
Interest paid	127.1	75.8	127.1	75.8
Other expenses	374.4	288.9	374.4	288.9

For the year ended December 31, 2006, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 231.0 million for Baht 223.4 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 7.6 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into in the quarter and the nine-month period ended September 30, 2007.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
"UNAUDITED - REVIEWED"

		Million Baht
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(70.3)	418.9
Items to reconcile net income (loss) to cash received (paid)		
from operating activities		
Depreciation	0.3	0.4
Net income from disposal of securities for investment	-	(800.8)
Net income from disposal of equipment	(0.2)	-
Loss on impairment of properties foreclosed	27.5	143.1
Loss from operations before changes in operating assets and liabilities	(42.7)	(238.4)
Operating assets (increase) decrease		
Deposit at financial institution with a maturity over 3 months	-	(10.0)
Notes receivable	0.2	-
Receivables from rental of properties	0.2	(0.3)
Properties foreclosed	581.6	(35.4)
Accrued interest receivable	0.2	(0.0)
Prepaid expenses	(0.1)	(0.1)
Advance payment for properties foreclosed	-	(1.4)
Advance payment for income tax	-	(100.4)
Deposits	(0.0)	0.0
Advance payment	(0.0)	(0.5)
Withholding tax	(2.1)	4.8
Operating liabilities increase (decrease)		
Accrued expenses	(0.0)	0.8
Corporate tax payable	(27.1)	-
Deposits	(52.2)	63.1
Rental deposit for properties foreclosed	(228.2)	30.5
Deposit for properties foreclosed rental	(0.0)	6.9
Other liabilities	(0.5)	(0.0)
Net cash provided by (used in) operating activities	229.3	(280.4)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale securities	-	2,145.3
Purchase of equipment	(1.6)	(0.1)
Net cash provided by (used in) investing activities	(1.6)	2,145.2
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	-	130.0
Cash paid for loan from the parent company	(300.0)	(1,900.0)
Net cash used in financing activities	(300.0)	(1,770.0)
Net increase (decrease) in cash and cash equivalent items	(72.3)	94.8
Cash and cash equivalent items as at January 1,	466.0	243.1
Cash and cash equivalent items as at September 30,	393.7	337.9

5.12 Income Tax

Income tax for the quarter ended September 30, 2006 in the consolidated and the separate financial statements amounted to Baht 539.3 million and Baht 546.6 million, respectively, as the Bank had adjusted the income tax calculation for the half year ended June 30, 2006 in the quarter ended September 30, 2006.

5.13 The results of operation by domestic and foreign operations

The results of operations for the quarters and the nine-month periods ended September 30, 2007 and 2006 are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,708.0	4,411.7	(2,177.1)	19,942.6
Interest expenses	(6,730.5)	(3,443.0)	2,177.1	(7,996.4)
Net interest income	10,977.5	968.7	-	11,946.2
Non-interest income	5,430.7	469.1	-	5,899.8
Non-interest expenses	(8,731.9)	(1,476.4)	-	(10,208.3)
Income before income tax	7,676.3	(38.6)	-	7,637.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,060.3	4,707.5	(2,536.4)	20,231.4
Interest expenses	(8,137.4)	(3,777.3)	2,536.4	(9,378.3)
Net interest income	9,922.9	930.2	-	10,853.1
Non-interest income	5,515.4	392.1	-	5,907.5
Non-interest expenses	(10,890.7)	(1,083.5)	-	(11,974.2)
Income before income tax	4,547.6	238.8	-	4,786.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	53,912.1	13,430.4	(7,003.8)	60,338.7
Interest expenses	(21,962.8)	(10,570.0)	7,003.8	(25,529.0)
Net interest income	31,949.3	2,860.4	-	34,809.7
Non-interest income	16,603.8	1,370.1	-	17,973.9
Non-interest expenses	(26,590.0)	(3,701.4)	-	(30,291.4)
Income before income tax	21,963.1	529.1	-	22,492.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	50,081.0	12,381.6	(6,529.2)	55,933.4
Interest expenses	(20,021.5)	(9,746.8)	6,529.2	(23,239.1)
Net interest income	30,059.5	2,634.8	-	32,694.3
Non-interest income	17,234.4	1,192.6	(0.1)	18,426.9
Non-interest expenses	(29,534.2)	(3,012.9)	0.1	(32,547.0)
Income before income tax	17,759.7	814.5	-	18,574.2

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2007

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,733.6	4,177.4	(2,157.7)	19,753.3
Interest expenses	(6,733.6)	(3,310.7)	2,157.7	(7,886.6)
Net interest income	11,000.0	866.7	-	11,866.7
Non-interest income	4,980.9	440.2	-	5,421.1
Non-interest expenses	(8,495.3)	(1,335.1)	-	(9,830.4)
Income before income tax	7,485.6	(28.2)	-	7,457.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,201.2	4,563.1	(2,532.2)	20,232.1
Interest expenses	(8,141.7)	(3,724.6)	2,532.2	(9,334.1)
Net interest income	10,059.5	838.5	-	10,898.0
Non-interest income	5,285.2	364.3	-	5,649.5
Non-interest expenses	(10,715.5)	(1,011.7)	-	(11,727.2)
Income before income tax	4,629.2	191.1	-	4,820.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	54,109.8	12,851.6	(6,963.0)	59,998.4
Interest expenses	(21,973.9)	(10,288.2)	6,963.0	(25,299.1)
Net interest income	32,135.9	2,563.4	-	34,699.3
Non-interest income	15,678.5	1,291.0	-	16,969.5
Non-interest expenses	(26,000.1)	(3,418.7)	-	(29,418.8)
Income before income tax	21,814.3	435.7	-	22,250.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	50,357.5	11,957.4	(6,521.7)	55,793.2
Interest expenses	(20,035.7)	(9,590.0)	6,521.7	(23,104.0)
Net interest income	30,321.8	2,367.4	-	32,689.2
Non-interest income	15,662.6	1,115.9	(0.1)	16,778.4
Non-interest expenses	(28,853.0)	(2,849.1)	0.1	(31,702.0)
Income before income tax	17,131.4	634.2	-	17,765.6

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.14 Approval of the financial statements

On November 8, 2007, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.

END